                                                                   EXHIBIT 12.1

                     ALEXANDRIA REAL ESTATE EQUITIES, INC.

        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                                    THE PERIOD
                                                                   OCTOBER 27,
                                 FOR THE                               1994
                               THREE MONTHS  YEAR ENDED DECEMBER   (INCEPTION)
                                  ENDED              31,             THROUGH
                                MARCH 31,   ---------------------- DECEMBER 31,
                                   1998      1997     1996   1995      1994
                               ------------ -------  ------ ------ ------------
Earnings (Loss):..............    $4,635    $(2,797) $2,175 $  866    $(648)
Add back:
  Interest Expense............     2,085      7,043   6,327  3,553      328
  Write-Off of Unamortized
   Loan Costs.................       --       2,295     --     --       --
  Acquisition LLC Financing
   Costs......................       --       6,973     --     --       --
                                  ------    -------  ------ ------    -----
    Earnings Available for
     Fixed Charges............    $6,720    $13,514  $8,502 $4,419    $(320)
                                  ------    -------  ------ ------    -----
Combined Fixed Charges:
  Interest Incurred...........    $2,284    $ 7,139  $6,327 $3,553    $ 328
  Write-Off of Unamortized
   Loan Costs(a)..............       --       2,295     --     --       --
  Acquisition LLC Financing
   Costs(b)...................       --       6,973     --     --       --
  Preferred Dividends.........       --       3,038   1,590    --       --
                                  ------    -------  ------ ------    -----
    Fixed Charges.............    $2,284    $19,445  $7,917 $3,553    $ 328
                                  ------    -------  ------ ------    -----
Ratio of Earnings to Fixed
 Charges and Preferred Stock
 Dividends(c).................      2.94       0.69    1.07   1.24      --
Excess of Fixed Charges Over
 Earnings.....................    $  --     $ 5,931  $  --  $  --     $ 648

--------
(a) This amount represents unamortized loan costs associated with debt retired in connection with the IPO.

(b) This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

(c) For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.